UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EX-99.1

Exhibit 99.1 - Press release: 500.com Limited Reiterates that It Has Obtained Proper and Necessary Approvals to Legally Provide Online Sports Lottery Services in China and It Is Committed to Full and Accurate Disclosures of Its Business Operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman and Chief Executive Officer

Date: September 10, 2014

Exhibit 99.1

500.com Limited Reiterates that It Has Obtained Proper and Necessary Approvals to Legally Provide Online Sports Lottery Services in China and It Is Committed to Full and Accurate Disclosures of Its Business Operations

500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it came to the Company’s attention that there was a recent online article which made several unsubstantiated speculations on various aspects of the Company’s business operations. The Company hereby refutes each of such unsubstantiated speculations and reiterates that (i) it has obtained all relevant and necessary licenses and approvals to legally provide online sports lottery services in China; and (ii) it has made accurate and full disclosures on its business operations.

Legality of providing online sports lottery services in China

The online article stated that the status of the authorization for the Company to operate its business is “not clear”. The Company wished to reiterate that, as disclosed in the Company’s Form 20-F annual report for year 2013 and Form F-1 Registration Statements previously filed with the SEC, the Company has obtained the approval from the Ministry of Finance of the People’s Republic of China, or the MoF, to provide online sports lottery services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. The MoF is the ultimate regulator of China’s lottery industry and oversees the operation of China Sports Lottery Administration Center. This authorization can be confirmed through the MoF’s official website at the following link:

http://zhs.mof.gov.cn/zhuantilanmu/caipiaoguanli/201310/t20131030_1005120.html

The legality of the Company’s business is endorsed by its PRC legal counsel, whose opinion was included in the Company’s most recent F-1 registration statement filed with the SEC on April 2, 2014 and the Company’s F-1 registration statement in connection with its initial public offering filed with the SEC on October 22, 2013.

In addition, CCTV, the central and most watched television station in China, broadcasted a recent news clip that covered the current regulatory landscape of online lottery service industry in China, in which it confirmed that the Company is one of the two entities that were granted the authorization to operate online lottery service by the MoF. A link of such special report can be found at the following links:

http://v.qq.com/page/b/0/s/b01367y160s.html, or

http://youtu.be/Xp4rX8RXb3g

Moreover, a news report issued by Xinhua News Agency in May 2014 contained an interview with a competent official from the MoF. The official confirmed that the Company has been approved by the MoF to operate an online sports lottery service in China. The official further clarified that such approval by the MoF, instead of issuing “licenses” to online lottery service providers, is implemented under the new regulatory regime. The news report can be found at the following link:

http://news.xinhuanet.com/fortune/2014-05/08/c_1110604153.htm

Prize money collected in pool purchase mode

The online article further stated that the Company also buys lottery and wins prize for itself. As disclosed in the Company’s Form 20-F annual report for year 2013 and Form F-1 Registration Statements previously filed with the SEC, the Company buys lottery products for the sole purposes of completing pool purchases when necessary and as a service to its users who participate in such pool purchases. As disclosed on page 52 and page 66 in the Form 20-F annual report for year 2013, the Company spent RMB13.7 million (approximately US$2.3 million) to complete pool purchases for its users and as a result was entitled to RMB8.3 million (approximately US$1.4 million) in 2013, such purchase amount and resulting prize were recorded as deductibles to net revenue and other operating income in the Company’s income statements, respectively.

Collection of prize money by using employees’ bank account

The online article pointed out that the Company collects prize money by using the employees’ bank accounts. As disclosed in the Company’s Form 20-F annual report for year 2013 and Form F-1 Registration Statements previously filed with the SEC, such arrangement was made due to the fact that under the current regulations and implementation procedures of national and provincial lottery products in China, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection and the Company . Since the Company does not distribute physical tickets to individual users, it needs to collect prizes on behalf of such winning users. As disclosed on page 36 in the Form 20-F annual report for year 2013, the Company has adopted several measures to ensure that such individual employee accounts are under the strict control, such as strict record keeping, immediate transfer of prize money to the Company’s corporate account upon collection, and real-time monitoring of the employee bank accounts by accounting managers. Such measures are specifically designed to prevent any potential fraud and the Company has never had an incident where prize money deposited in an employee’s account was misappropriated in its 13 years of operating history.

Tax benefit recognized for fiscal year 2013

The online article pointed out that 72% of the Company’s 2013 net income came from tax benefit. As disclosed in the Form 20-F annual report for year 2013, such tax benefit was a reversal of deferred tax liabilities arising from the aggregate outside basis differences between the Company’s subsidiaries and VIEs in the amount of RMB88.8 million (approximately US$14.7 million). On December 28, 2013, the Company agreed to provide unlimited financial support to the VIEs and replaced one of its subsidiaries as the primary beneficiary of the VIEs. As the Company is indefinitely reinvesting the undistributed earnings of its subsidiaries, the deferred tax liabilities arising from the aggregate outside basis differences between its subsidiaries and VIEs of RMB88.8 million (approximately US$14.7 million) were reversed. As further disclosed in the Form 20-F annual report for year 2013, the Company’s adjusted non-GAAP net income, which excluded such tax benefit, among other thing, increased by 86.0% from RMB29.9 million in 2012 to RMB55.6 million (approximately US$9.2 million) in 2013.

Accumulative App download reached 20 million in the second quarter of 2014

The online article claimed that the Company stated it had over 20 million app download in the second quarter of 2014. Such claim was due to a mistake of fact. Mr. Zhengming Pan clearly stated in the earning release called for the second quarter of 2014 held on August 11, 2014, that “accumulative downloads of our mobile apps exceeded 20 million during the quarter”, which means that the accumulative downloads of the Company’s mobile app since its launch in April 2011 reached 20 million in the second quarter of 2014.

In addition, the Company disclosed in its earning release for the second quarter of 2014 filed on Form 6-k with the SEC on August 11, 2014 that the Company had a total of 710,000 active mobile app users during the quarter, an increase of 193.4% from 242,000 active mobile app users during the first quarter of 2014.

The Company would like to reiterate that it operates a legitimate and growing business in China and is committed to providing full and accurate disclosures to investors and to vigorously rebutting any false speculations that attempt to undermine confidence in the Company’s business, management, and operations.